                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                 (RULE 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILE PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13-d-2(a)


                            Daleen Technologies, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   23427N 10-4
                                 (CUSIP Number)

                                  James Daleen
                             Chief Executive Officer
                            Daleen Technologies, Inc.
                               902 Clint Moore Rd.
                            Boca Raton, Florida 33487
                                 (561) 999-8000

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 23, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



                         (Continued on following pages)

                               (Page 1 of 9 pages)

--------------------------------------              ----------------------------
CUSIP No. 46621D 10                                 Page 2 of 9
--------------------------------------              ----------------------------


-------------- -----------------------------------------------------------------------------------------------------
               Names of Reporting Person:
      1               James Daleen
               I.R.S. Identification No. of Above Person (entity only)
-------------- -----------------------------------------------------------------------------------------------------
-------------- -----------------------------------------------------------------------------------------------------
      2        Check the Appropriate Box if a Member of a Group*
                                                                                                            (a) [X]
                                                                                                            (b) [ ]

-------------- -----------------------------------------------------------------------------------------------------
-------------- -----------------------------------------------------------------------------------------------------
               SEC use only
      3

-------------- -----------------------------------------------------------------------------------------------------
-------------- -----------------------------------------------------------------------------------------------------
               Source of Funds*
      4
                        00
-------------- -----------------------------------------------------------------------------------------------------
-------------- -----------------------------------------------------------------------------------------------------
               Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
      5

-------------- -----------------------------------------------------------------------------------------------------
-------------- -----------------------------------------------------------------------------------------------------
               Citizenship or Place of Organization
      6
                        United States Citizen
-------------- -----------------------------------------------------------------------------------------------------
---------------------------- ------- -------------------------------------------------------------------------------
                                     Sole voting power
                               7                                                 167,965(1)(2)

                             ------- -------------------------------------------------------------------------------
                             ------- -------------------------------------------------------------------------------
     Number of shares                Shared voting power
       beneficially            8                                                 1,644,632
       owned by each
                             ------- -------------------------------------------------------------------------------
                             ------- -------------------------------------------------------------------------------
   Reporting person with             Sole dispositive power
                               9                                                   167,965(1)(2)

                             ------- -------------------------------------------------------------------------------
                             ------- -------------------------------------------------------------------------------
                                     Shared dispositive power
                               10                                                1,644,632

---------------------------- ------- -------------------------------------------------------------------------------
-------------- -----------------------------------------------------------------------------------------------------
               Aggregate Amount Beneficially Owned by Each Reporting Person
     11                  1,812,597 (1)(2)
-------------- -----------------------------------------------------------------------------------------------------
-------------- -----------------------------------------------------------------------------------------------------
               Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*                          [ ]
     12

-------------- -----------------------------------------------------------------------------------------------------
-------------- -----------------------------------------------------------------------------------------------------
               Percent of Class Represented by Amount in Row (11)                                              [ ]
     13                 8.4% (3)
-------------- -----------------------------------------------------------------------------------------------------
-------------- -----------------------------------------------------------------------------------------------------
               Type of Reporting Person*
     14
                         IN
-------------- -----------------------------------------------------------------------------------------------------


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 167,161 shares that are purchasable by Mr. Daleen upon exercise of options granted to Mr. Daleen in connection with his employment. Those options are exercisable immediately as to 11,220 shares and are exercisable as to the remaining 154,941 shares as follows: 31,134 shares on 12/18/00; 61,903.5 shares on 12/31/00; 93,037.5 shares on 12/18/01; 123,807 shares on 12/31/01, and
154,941 shares on 12/18/02. Before the exercise of those options, Mr. Daleen is not entitled to any rights as a shareholder of the Issuer as to the shares covered by the options. Mr. Daleen expressly disclaims beneficial ownership of any of the shares of common stock of Issuer that are purchasable by him upon exercise of his options until such time as Mr. Daleen purchases any such shares or the options become exercisable within 60 days as described in Rule 13d-3(d)(1).

(2) Includes 1804 shares owned by Mr. Daleen's spouse. Mr. Daleen disclaims beneficial ownership of the 1,804 shares held by his spouse.

(3) The total number of outstanding shares of the Issuer's common stock includes the 166,161 shares subject to stock options held by Mr. Daleen.

--------------------------------------              ----------------------------
CUSIP No. 46621D 10                                 Page 3 of 9
--------------------------------------              ----------------------------

-------------- -----------------------------------------------------------------------------------------------------
               Names of Reporting Person:
      1               J.D. Management, Inc. ("J.D.")
               I.R.S. Identification No. of Above Person (entity only)
-------------- -----------------------------------------------------------------------------------------------------
-------------- -----------------------------------------------------------------------------------------------------
      2        Check the Appropriate Box if a Member of a Group*
                                                                                                            (a) [X]
                                                                                                            (b) [ ]

-------------- -----------------------------------------------------------------------------------------------------
-------------- -----------------------------------------------------------------------------------------------------
               SEC use only
      3

-------------- -----------------------------------------------------------------------------------------------------
-------------- -----------------------------------------------------------------------------------------------------
               Source of Funds*
      4
                        00
-------------- -----------------------------------------------------------------------------------------------------
-------------- -----------------------------------------------------------------------------------------------------
               Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
      5

-------------- -----------------------------------------------------------------------------------------------------
-------------- -----------------------------------------------------------------------------------------------------
               Citizenship or Place of Organization
      6
                        Nevada - USA
-------------- -----------------------------------------------------------------------------------------------------
---------------------------- ------- -------------------------------------------------------------------------------
                                     Sole voting power
                               7                                                 0

                             ------- -------------------------------------------------------------------------------
                             ------- -------------------------------------------------------------------------------
     Number of shares                Shared voting power
       beneficially            8                                                 1,644,632
       owned by each
                             ------- -------------------------------------------------------------------------------
                             ------- -------------------------------------------------------------------------------
   Reporting person with             Sole dispositive power
                               9                                                 -0-

                             ------- -------------------------------------------------------------------------------
                             ------- -------------------------------------------------------------------------------
                                     Shared dispositive power
                               10                                                1,644,632

---------------------------- ------- -------------------------------------------------------------------------------
-------------- -----------------------------------------------------------------------------------------------------
               Aggregate Amount Beneficially Owned by Each Reporting Person
     11                  1,644,632
-------------- -----------------------------------------------------------------------------------------------------
-------------- -----------------------------------------------------------------------------------------------------
               Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*                          [ ]
     12

-------------- -----------------------------------------------------------------------------------------------------
-------------- -----------------------------------------------------------------------------------------------------
               Percent of Class Represented by Amount in Row (11)                                              [ ]
     13                  7.7%
-------------- -----------------------------------------------------------------------------------------------------
-------------- -----------------------------------------------------------------------------------------------------
               Type of Reporting Person*
     14
                         CO
-------------- -----------------------------------------------------------------------------------------------------



--------------------------------------              ----------------------------
CUSIP No. 46621D 10                                 Page 4 of 9
--------------------------------------              ----------------------------

-------------- -----------------------------------------------------------------------------------------------------
               Names of Reporting Person:
      1               J.D. Investment Company Limited Partnership ("JD Ltd.")
               I.R.S. Identification No. of Above Person (entity only)
-------------- -----------------------------------------------------------------------------------------------------
-------------- -----------------------------------------------------------------------------------------------------
      2        Check the Appropriate Box if a Member of a Group*
                                                                                                            (a) [X]
                                                                                                            (b) [ ]

-------------- -----------------------------------------------------------------------------------------------------
-------------- -----------------------------------------------------------------------------------------------------
               SEC use only
      3

-------------- -----------------------------------------------------------------------------------------------------
-------------- -----------------------------------------------------------------------------------------------------
               Source of Funds*
      4
                        00
-------------- -----------------------------------------------------------------------------------------------------
-------------- -----------------------------------------------------------------------------------------------------
               Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
      5

-------------- -----------------------------------------------------------------------------------------------------
-------------- -----------------------------------------------------------------------------------------------------
               Citizenship or Place of Organization
      6
                        Nevada - USA
-------------- -----------------------------------------------------------------------------------------------------
---------------------------- ------- -------------------------------------------------------------------------------
                                     Sole voting power
                               7                                                 0

                             ------- -------------------------------------------------------------------------------
                             ------- -------------------------------------------------------------------------------
     Number of shares                Shared voting power
       beneficially            8                                                 1,644,632
       owned by each
                             ------- -------------------------------------------------------------------------------
                             ------- -------------------------------------------------------------------------------
   Reporting person with             Sole dispositive power
                               9                                                 -0-

                             ------- -------------------------------------------------------------------------------
                             ------- -------------------------------------------------------------------------------
                                     Shared dispositive power
                               10                                                1,644,632

---------------------------- ------- -------------------------------------------------------------------------------
-------------- -----------------------------------------------------------------------------------------------------
               Aggregate Amount Beneficially Owned by Each Reporting Person
     11                  1,644,632
-------------- -----------------------------------------------------------------------------------------------------
-------------- -----------------------------------------------------------------------------------------------------
               Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*                         [ ]
     12

-------------- -----------------------------------------------------------------------------------------------------
-------------- -----------------------------------------------------------------------------------------------------
               Percent of Class Represented by Amount in Row (11)                                             [ ]
     13                  7.7%
-------------- -----------------------------------------------------------------------------------------------------
-------------- -----------------------------------------------------------------------------------------------------
               Type of Reporting Person*
     14
                         PN
-------------- -----------------------------------------------------------------------------------------------------

--------------------------------------              ----------------------------
CUSIP No. 46621D 10                                 Page 5 of 9
--------------------------------------              ----------------------------

ITEM 1. SECURITY AND ISSUER. This Schedule relates to the Common Stock (the "Common Stock") of Daleen Technologies, a Florida corporation (the "Issuer") whose principal executive offices are located at 902 Clint Moore Rd., Boca Raton, Florida 33487.

ITEM 2.           IDENTITY AND BACKGROUND.
         Information with respect to James Daleen:

         ITEM 2(a) This Schedule is being filed by James Daleen, J.D., and J.D. Ltd. (sometimes referred to collectively as the "Reporting Persons")

         ITEM 2(b)         The address of James Daleen is as follows:

                           902 Clint Moore Rd., Boca Raton, Florida 33487

         ITEM 2(c)         The principal occupation or employment of Mr.
                           Daleen is as Chairman of the Board and Chief
                           Executive Officer of the Issuer.

         ITEM 2(d) During the last five years Mr. Daleen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         ITEM 2(e) During the last five years Mr. Daleen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in the Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such.

         ITEM 2(f)         Citizenship:  United States.

         Information with respect to J.D. Management, Inc.:

         ITEM 2(a) This Schedule is being filed by James Daleen, J.D., and J.D. Ltd.

         ITEM 2(b)         The address of J.D. is as follows:

                           4535 W. Sahara Ave., Suite 100A, Las Vegas,
                           Nevada 89102

         ITEM 2(c)         Principal business of J.D.: Investor

         ITEM 2(d) During the last five years J.D. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         ITEM 2(e) During the last five years J.D. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in the Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such.

--------------------------------------              ----------------------------
CUSIP No. 46621D 10                                 Page 6 of 9
--------------------------------------              ----------------------------


         Information with respect to J.D. Investment Company Limited
Partnership:

         ITEM 2(a) This Schedule is being filed by James Daleen, J.D., and J.D. Ltd.

         ITEM 2(b)         The address of J.D. Ltd. is as follows:

                           4535 W. Sahara Ave., Suite 100A, Las Vegas,
                           Nevada 89102

         ITEM 2(c)         Principal business of J.D. Ltd.:  Investor

         ITEM 2(d) During the last five years J.D. Ltd. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         ITEM 2(e) During the last five years J.D. Ltd. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in the Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On December 23, 1999, beneficial ownership of 1,524,768 shares of Common Stock and on January 31, 2000, beneficial ownership of 119,864 shares of Common Stock was acquired by each of JD Ltd., J.D., as managing general partner of JD Ltd., and Daleen, as limited partner of JD Ltd. and as the director, officer, and sole shareholder of J.D. All shares of common stock acquired by JD Ltd. were originally owned by Mr. Daleen, individually, and were acquired by Mr. Daleen before the Issuer's public offering completed in September 1999.

ITEM 4.           PURPOSE OF TRANSACTION.

         Mr. Daleen transferred 1,644,632 shares of Common Stock to JD Ltd. solely for tax planning purposes.

         At this time, the Reporting Persons have no specific plan or proposal to acquire or dispose of the Common Stock. Consistent with their investment purpose, the Reporting Persons at any time and from time to time may acquire additional shares of Common Stock (including by exercise of stock options) or dispose of any or all of the Reporting Persons' Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons or other investment considerations. The Reporting Persons have made no determination regarding a maximum or minimum number of shares of Common Stock which they may hold at any point in time.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         ITEM 5(a)         See Items 11 and 13 of the applicable cover page.

         ITEM 5(b) See Items 7, 8, 9, and 10 of the applicable cover page. Except in certain circumstances involving withdrawal of a partner or the winding up of J.D. Ltd.'s partnership business, J.D., as managing general partner of J.D. Ltd., cannot sell, lease, transfer, assign, pledge, or encumber the Common Stock held by J.D. Ltd. without the consent of James Daleen, as limited partner of JD Ltd.

         ITEM 5(c)

                  In addition to the transfer of 1,524,768 shares of Common Stock by Mr. Daleen to J.D. Ltd., on December 23, 1999, Mr. Daleen exercised stock options pertaining to 119,864 shares of Common Stock as follows:

DATE             NUMBER OF SHARES ACQUIRED          PRICE PER SHARE           HOW EFFECTED
----             -------------------------          ---------------           ------------
12/31/99                     5,412                  $3.00                     By exercise of stock option
12/31/99                    21,780                  $3.00                     By exercise of stock option
12/31/99                    61,538                  $3.25                     By exercise of stock option
12/31/99                    31,134                  $3.25                     By exercise of stock option


                  The shares described in the table above were transferred by Mr. Daleen to JD Ltd. on January 31, 2000.

         ITEM 5(d)

                  J.D., the managing general partner of JD Ltd., has the right to receive and to direct the receipt of dividends from, and proceeds from the sale of, the shares indicated in Item 11 of the applicable cover page. James Daleen as director, officer, and sole shareholder of J.D., has the right to receive and direct the receipt of dividends from, and proceeds from the sale of, the shares indicated in Item 11 of the applicable cover page. Mr. Daleen also has the right to receive proceeds from the sale of such securities as a limited partner of JD Ltd.

         ITEM 5.(e)

                  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  See Items 3 and 5 above for a description of the limited partnership agreement to which J.D. and Mr. Daleen are parties.

                  Mr. Daleen was granted options to purchase Common Stock of the Issuer under three Incentive Stock Option Agreements with the Company dated March 31, 1997, December 31, 1997, and December 18, 1998. Under these agreements, Mr. Daleen currently holds options to purchase shares of Common Stock as follows:

                  11,220 shares at $3.00 per share - expires 3/31/02 61,539 shares at $3.25 per share - expires 12/31/02 31,134 shares at $3.25 per share - expires 12/18/03

                  The options vest as described in footnote 1 to Items 5, 7, 9 and 11 of Mr. Daleen's cover page.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1.        Joint Filing Agreement.

         Exhibit 2. Limited Partnership Agreement of J.D. Investment Company Limited Partnership, a Nevada limited partnership.

         Exhibit 3.        Form of Incentive Stock Option Agreement.

--------------------------------------              ----------------------------
CUSIP No. 46621D 10                                 Page 8 of 9
--------------------------------------              ----------------------------



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2000.

                                                      /s/ JAMES DALEEN
                                                  -----------------------------
                                                          James Daleen





         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2000.

                                                  J.D. Management, Inc.

                                                  By: /s/ JAMES DALEEN
                                                     --------------------------
                                                      James Daleen, President





         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2000.

                                                  J.D. Investment Company
                                                  Limited Partnership

                                                  By:  J.D. Management, Inc.
                                                       Managing General Partner

                                                  By: /s/ JAMES DALEEN
                                                     --------------------------
                                                       James Daleen, President


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of and any title of each person who signs the statement shall be typed or printed beneath his signature.

         ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                                                      Exhibit 1



                             JOINT FILING AGREEMENT

         The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D reporting each of the undersigned's ownership of shares of common stock of Daleen Technologies, Inc., a Delaware corporation, and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.

         IN WITNESS WHEREOF, this Agreement may be executed in one or more counterparts, each of which shall be deemed an original for all purposes and all of which together shall constitute one and the same Agreement, and this Agreement may be effected by a written facsimile signature of each party.

Dated February 14, 2000


                                             /s/ JAMES DALEEN
                                             -----------------------------------
                                             James Daleen



                                             J.D. MANAGEMENT, INC.

                                             By: /s/ JAMES DALEEN
                                                -------------------------------
                                                   James Daleen, President



                                             J.D. INVESTMENT COMPANY
                                             LIMITED PARTNERSHIP

                                             By: J.D.Management, Inc.,
                                             Managing General Partner

                                             By: /s/ JAMES DALEEN
                                                --------------------------------
                                                    James Daleen, President

                                                                    EXHIBIT 2
================================================================================

                          LIMITED PARTNERSHIP AGREEMENT

                                       OF

                  J.D. INVESTMENT COMPANY LIMITED PARTNERSHIP,
                          A NEVADA LIMITED PARTNERSHIP















================================================================================



                                TABLE OF CONTENTS
                                                                                       Page No.
                                                                                       --------
ARTICLE I.................................................................................4
   Definitions............................................................................4
   Captions and Certain Terms.............................................................8
   Severability...........................................................................8
   Limitation of Grant....................................................................8
ARTICLE II................................................................................8
   Formation, Name, Office and Registered Agent...........................................8
   Purpose of Partnership.................................................................9
   Term of Partnership...................................................................10
   Authorized Acts.......................................................................10
   Co-Ownership of Partnership Interests.................................................11
   Representations and Warranties of the Limited Partners................................11
ARTICLE III..............................................................................14
   Capital Contributions.................................................................14
   Capital Account.......................................................................15
   Expenses Paid by Partners.............................................................16
   Loans by Partners; Restrictions on Borrowing..........................................16
ARTICLE IV...............................................................................16
   Allocations...........................................................................16
ARTICLE V................................................................................18
   Distributions.........................................................................18
   Limitation on Distributions to Partners...............................................20
ARTICLE VI...............................................................................20
   Duties of Managing General Partner....................................................20
   Managing General Partner's Fees and Expenses..........................................20
   Authority of Managing General Partner.................................................21
   Special Limitation....................................................................23
   Dealing with Affiliates...............................................................23
   Indemnification of General Partner....................................................23
   Liability of Limited Partners.........................................................24
   Authority of Limited Partners.........................................................24
ARTICLE VII..............................................................................24
   Limited Partners......................................................................24
   General Partner.......................................................................24
   Restriction on Transfer...............................................................25
   Admission of Substitute Partner.......................................................25
   Rights of Partner After Assignment and Substitution...................................26
   Allocations and Distributions After Assignment........................................26
ARTICLE VIII.............................................................................27
   Withdrawal of Limited Partner.........................................................27
   Retirement, Removal, or Withdrawal of Managing General Partner........................28
   Retirement of Limited Partner.........................................................28


   Rights of Partner After Retirement, Removal, or Withdrawal............................28
ARTICLE IX...............................................................................29
   Events of Dissolution.................................................................29
   Winding-Up and Distributions..........................................................29
   Distribution of Liquidation Proceeds and Assets and Allocation of Gains and Losses....30
   Limitation of Liability of Partners...................................................30
   Waiver of Right of Partition of Assets................................................31
ARTICLE X................................................................................31
   Books and Records.....................................................................31
   Reports...............................................................................31
   Bank Accounts.........................................................................31
   Tax Elections.........................................................................32
   Accounting Method and Fiscal Year.....................................................32
ARTICLE XI...............................................................................32
   Power of Attorney.....................................................................32
   Partnership Contracts.................................................................33
   Conveyances...........................................................................33
   Notices...............................................................................33
   Consents..............................................................................33
   Meetings..............................................................................34
   Binding Effect; Counterparts..........................................................34
   Choice of Law.........................................................................34
   Complete Agreement; Modification......................................................35
   Evidence of Partnership Interests.....................................................35
   Tax Matters Partner...................................................................35
   Gender and Number.....................................................................35
   Title.................................................................................35

              J.D. INVESTMENT COMPANY LIMITED PARTNERSHIP AGREEMENT

         This Limited Partnership Agreement ("Agreement") is entered into pursuant to the provisions of the Nevada Uniform Limited Partnership Act, and shall be effective as of the date of filing of the Certificate of Limited Partnership with the Nevada Secretary of State, by and among J.D. Investment Management, Inc, a Nevada corporation (as the "Managing General Partner"), and James Daleen ("Daleen") (as a "Limited Partner"), on the following terms and conditions:

                                    ARTICLE I

                             FORM AND INTERPRETATION

         1. Definitions. The following capitalized terms, as used in this Agreement and in the attached exhibits, which constitute a part of this Agreement, have the meanings ascribed to them below and include the plural as well as the singular number:

         "Act" means the Nevada Uniform Limited Partnership Act, as amended, or any subsequent Nevada law concerning partnerships that are enacted in substitution for the Act.

         "Affiliate" of a Partner means (1) another Partner of the Partnership;
(2) a legal or personal representative of any Partner; (3) the Partner's lineal descendants and spouse (other than a spouse who is legally separated from the Partner under a decree of divorce or separate maintenance); (4) a trustee of a trust for the benefit of any Person referred to in clause (1), (2) or (3); (5) a Person, other than an individual, of which 80% or more of the voting or equity interests is owned directly or indirectly by a Partner and/or one or more of the Persons referred to in clauses (1) through (4); (6) a Person owning 80% or more of the voting or equity interests of a Partner that is not an individual; or (7) a Person other than an individual, 80% or more of the voting or equity interests of which is owned by the same Person that owns 80% or more of the voting or equity interests of a Partner that is not an individual.

         "Agreement" means this Limited Partnership Agreement as originally executed and as subsequently amended or supplemented from time to time in accordance with section 54.

         "Assignment" means a sale, exchange, gift, pledge, transfer or disposition of any kind whatsoever and, in the case of a Person that is not an individual, it includes the sale, exchange, pledge, transfer or disposition of a majority of either voting control or the equity interests in such Person.

         "Bankruptcy" means taking advantage of any bankruptcy or insolvency act (including the Bankruptcy Reform Act of 1978 or similar law, and also any proceeding under state or local insolvency or debtor relief laws), or a final adjudication of insolvency or an assignment of a major portion of a Person's assets for the benefit of creditors.

         "Capital Account" has the meaning set forth in section 12.

         "Capital Contribution" means the total amount of cash, and net fair market value of securities and other property contributed by a Partner to the equity of the Partnership, or agreed to be contributed by a Partner to the equity of the Partnership, pursuant to section 11(a), and reduced by any return of capital to the Partner within the meaning of section 11(c). Any reference in this Agreement to the Capital Contribution of either a Partner or an assignee of a Partner shall include the Capital Contribution of any prior Partner to whose Partnership Interest the then existing Partner or assignee succeeded.

         "Cash Flow" means the excess of cash derived by the Partnership from all sources, including from capital contributions, loans, sales of securities and other activities, (but excluding cash derived from the winding-up and liquidation of the Partnership pursuant to section 37) over the sum of all cash disbursements, including repayments of loans from Partners, loans to Partners for the Partnership, and distributions to Partners pursuant to section 16(a) or
(b) (but excluding disbursements pursuant to section 16(c), plus a reasonable allowance for reserves for repairs, investments in Property (including Marketable Securities), replacements, contingencies and anticipated obligations (including debt service, capital improvements and replacements to the extent not funded by reserves) as reasonably determined by the Managing General Partner. Notwithstanding the preceding sentence, in determining the reasonable allowance for reserves, the Managing General Partner shall reduce such allowance to the extent necessary to ensure that annual distributions of Cash Flow to each Partner will be in an amount at least equal to the annual income tax liability (exclusive of income tax liability resulting from a transaction pursuant to section 16(b) or (c)) of each such Partner (determined assuming that the maximum possible income tax rate is applicable) resulting from the allocation to the Partner of his share of the Partnership's Taxable Income and Taxable Loss. If the Partners elect, pursuant to Section 761 of the Code, for the Partnership not to be subject to Subchapter K of Chapter 1, then Cash Flow shall be calculated separately for each Partner and shall not be subject to a holdback for a reserve on the theory that each Partner owns the assets of the Partnership contributed by such Person directly. For this purpose, if a Partner has contributed Marketable Securities to the Partnership, such Marketable Securities (including stock dividends thereon, stock splits or other recapitalizations) shall be allocated to the contributing Partner (or such Partner's assigns).

         "Code" means the Internal Revenue Code of 1986, as amended, or any subsequent federal law concerning income taxes that is enacted in substitution for the Code.

         "General Partner" means any Person admitted as a general partner in accordance with this Agreement.

         "General Partnership Interest" means the Partnership Interest of a General Partner, in his capacity as a General Partner.

         "Limited Partner" means any Person admitted as a limited partner in accordance with this Agreement.

         "Limited Partnership Interest" means the Partnership Interest of a Limited Partner, in the capacity as a Limited Partner.

         "Majority in Interest" when used in regard to the degree of consent, approval or agreement required among the Partners, means Partners whose aggregate Percentage Interests constitute over 50% of the total aggregate Percentage Interests then outstanding.

         "Managing General Partner" means the Person designated in this Agreement as the general partner responsible for management of the affairs of the Partnership, including all voting rights with respect to, and control over, Marketable Securities, and thereafter any Person which becomes a general partner responsible for management of the affairs of the Partnership pursuant to this Agreement, in the Person's capacity as a managing general partner of the Partnership. Initially, the Managing General Partner shall be J.D. Management, Inc.

         "Marketable Securities" means securities, including stock, which are traded on an established securities market, whether or not registered under the Securities Act of 1933. The term shall also include the shares of Daleen Technologies, Inc. and any successor thereto.

         "Partner" means each Person which is a General Partner or a Limited Partner.

         "Partnership" means the J.D. INVESTMENT COMPANY LIMITED PARTNERSHIP, the limited partnership formed in accordance with the Act pursuant to this Agreement.

         "Partnership Interest" includes only a Partner's Capital Contribution and right to receive his Percentage Interest and excludes Partnership Rights.

         "Partnership Rights" excludes the Partnership Interest of a Partner, and includes, in addition to other rights provided in this Agreement, the rights provided to him by the Act except to the extent such rights are inconsistent with the provisions of this Agreement.

         "Percentage Interest" means a Partner's percentage share (as initially stated opposite such Partner's name on Exhibit A as amended from time to time), of the Profits and Losses, Taxable Income or Taxable Loss, cash and other distributions and liquidation proceeds of the Partnership all subject to and interpreted in accordance with the terms of this Agreement. The Percentage Interests of Partners shall be proportionate to the Capital Accounts of the Partnership at all times so that, for example, if a Partner's Capital Account is 100 and the aggregate of all Capital Accounts is 1000, the Partner's Percentage Interest in the Partnership is 10%. In the event of a change among the Partners in the Percentage Interests in the Partnership during the year, the Partnership shall use a closing-of-the-books method with respect to such change or changes in Percentage Interests in computing a Partner's share of Profits and Losses, Taxable Income and Taxable Losses, and entitlement to distributions during such year.

         "Person" means any individual and any general or limited partnership, corporation, estate, joint venture, trust, business trust, cooperative, association or other organization.

         "Profits and Losses" means the annual net income or loss of the Partnership determined on a generally accepted accounting principles basis, as disclosed on the annual financial statements of the Partnership. If the Partners have elected for the Partnership to be excluded from the application of Subchapter K of Chapter 1 of the Code, the provisions relating to Profits and Losses shall be of no effect during such period at the Partnership level, but will be separately computed for each Partner.

         "Property" means any real, personal, tangible or intangible property contributed by a Partner to the equity of the Partnership or otherwise acquired by the Partnership.

         "Pro Rata" means in the proportion that the Percentage Interest of each Partner bears to the total Percentage Interests of all the Partners.

         "Retirement" means the death, Bankruptcy, adjudication of incompetency as determined by a court of appropriate jurisdiction, dissolution and liquidation or termination of existence, merger or consolidation (except as provided in sections 33 and 34) of a Partner, or the sale, lease or other disposition of all or substantially all the property of a Partner (except as provided in sections 33 and 34).

         "Taxable Income or Taxable Loss" means the net income or loss of the Partnership for federal income tax purposes, as determined at the close of the Partnership's fiscal year by the accountants employed by the Partnership to prepare its income tax returns. If the Partners have elected for the Partnership to be excluded from the application of Subchapter K of Chapter 1 of the Code, the provision shall be of no effect for federal income tax purposes during such period, and the income tax matters pertaining to the assets held by the Partnership will be separately computed for each Partner.

         2. Captions and Certain Terms. The titles and captions preceding the text of the articles and sections of this Agreement are solely for convenience of reference and neither constitute a part of this Agreement nor affect its meaning, interpretation, or effect. The words "hereby," "herein," "hereof," "hereto," "hereunder," and terms of similar import refer to this Agreement as a whole and not to any particular article, section, subsection or other part of this Agreement.

         3. Severability. If any article, section or other provision of this Agreement, or its application, is held to be invalid, illegal or unenforceable in any respect or for any reason, the remainder of this Agreement and the application of such article, section or other provision to a person or circumstance with respect to which it is valid, legal and enforceable is not affected.

         4. Limitation of Grant. Nothing in this Agreement, whether express or implied, is intended or may be construed to confer upon, or to grant to, any creditor or any other Person (other than the Partners and their legal and personal representatives, heirs, successors and permitted assignees) any right, remedy or claim under or because of this Agreement or any covenant, condition or stipulation of it.

                                   ARTICLE II

                           ORGANIZATION OF PARTNERSHIP

         5. A. Formation, Name, Office and Registered Agent. The Partnership is organized as of the effective date of this Agreement and the signatories to this Agreement constitute the members of this Partnership under the Act as of such date. The rights and obligations of the Partners are determined by the Act, except as otherwise expressly provided in this Agreement. The name of the Partnership is "J.D. INVESTMENT COMPANY LIMITED PARTNERSHIP." The recordkeeping office of the Partnership is located at 4535 W. Sahara Avenue, Suite 100A, Las Vegas, Nevada 89102. The principal business office of the Partnership is located at 4535 W. Sahara Avenue, Suite 100A, Las Vegas, Nevada 89102. The Managing General Partner may change the name of the Partnership or the location principal business office at any time and from time to time by giving written notice of such change to each Partner. The registered agent and registered office of the Partnership is Jones Vargas, 3773 Howard Hughes Parkway, 3rd Floor South, Las Vegas, Nevada 89109.

                  B. General and Limited Partners. J.D. Investment Management, Inc. is the initial Managing General Partner of the Partnership. Daleen is the initial Limited Partner of the Partnership.

                  C. Certificate of Limited Partnership. In connection with the execution of this Agreement, the Managing General Partner has signed or shall sign a certificate of limited partnership, pursuant to the Act. The Managing General Partner has signed or shall cause the certificate to be filed with the Nevada Secretary of State. The Managing General Partner shall amend the certificate when required under this Agreement and shall execute the amended certificate as required by the Act.

         6.       Purpose of Partnership.

                           (a) Except as provided in 6(c) below, the purposes of the Partnership are to:

                                    (i)     invest in, own, sell, acquire,
                                            manage and exercise the voting
                                            rights associated with Marketable
                                            Securities, including securities
                                            issued by Daleen Technologies, Inc.,

                                    (ii)    after approval by a Majority in
                                            Interest, acquire, hold, sell, own,
                                            improve, develop or lease other
                                            types of property in addition to
                                            Marketable Securities, and

                                    (iii)   engage in any other lawful activity
                                            for profit approved by an
                                            affirmative vote of a Majority in
                                            Interest.

                           (b) Notwithstanding Section 6(a), unless unanimously approved by the Partners, the Partnership shall not engage in any activity(ies) which would result, based upon opinion of tax counsel, in the characterization of the Partnership as an investment company as that term is used in
                                    Section 721(b) or any successor provision of the Code.

                           (c) Subsequent to the date of commencement of existence of the Partnership, the Partners may make the election set forth in Treas. Reg.ss. 1.761-2 to have the Partnership excluded from the application of Subchapter K of Chapter 1 of the Code until such time as a Majority in Interest determine to have the Partnership engage in an activity other than investing in Daleen Technologies, Inc. and other intangible assets. Until such time as the Partnership engages in other than investment activities, and if the aforementioned election is made, it is the intention of the Partners that the Partnership shall be only for investment purposes and shall not actively conduct business. It is the intention of the Partners that the Partnership shall have legal title to, and ownership of, Marketable Securities, so as to effectuate the co-ownership of the Marketable Securities by the Partners. As is evidenced by various provisions of this Agreement, each Partner reserves the right separately to take or dispose of their shares or interests in the Marketable Securities and the other assets contributed by such Partner to the Partnership. Further, during the period Subchapter K does not apply to the Partnership, this Agreement is to be interpreted in a manner that will give effect to such election.

         7. Term of Partnership. The term of the Partnership shall continue until the earlier of (i) December 31, 2037, or (ii) the death or adjudication of incompetency as determined by a court of appropriate jurisdiction of James Daleen, unless the Partnership is earlier dissolved and terminated under this Agreement.

         8. Authorized Acts. In furtherance of its purposes, but subject to every other provision of this Agreement, the Partnership, through, and only through, the actions of the Managing General Partner acting alone, is authorized to do the following:

                           (a)      acquire by purchase, lease or otherwise, any
real or personal, tangible or intangible property that may be necessary, convenient or incidental to the accomplishment of the purposes of the Partnership;

                           (b)      construct, operate, maintain, finance,
improve, own, sell, convey, exchange, assign, mortgage or lease any property (or a part thereof) as may be necessary, convenient or incidental to the accomplishment of the purposes of the Partnership;

                           (c)      borrow money and issue evidences of
indebtedness in furtherance of any purpose of the Partnership and secure the same by a mortgage, pledge, security interest or other liens on the property, any part thereof, any interest therein or on any improvements thereto;

                           (d)      prepay, in whole or in part, refinance,
increase, renew, modify or extend any indebtedness of the Partnership and, in connection therewith, extend, renew or modify any mortgage, pledge, security interest or other lien affecting any property;

                           (e)      invest and reinvest the assets of the
Partnership in, and purchase, acquire, hold, sell, transfer and exchange securities of all kinds, including Marketable Securities;

                           (f)      lend money to Partners;

                           (g)      exercise the voting rights associated with
property owned by the Partnership; and

                           (h)      enter into any activity and perform and
carry out any contract in connection with, or necessary or incidental to, the accomplishment of the purposes of the Partnership.

         9. Co-Ownership of Partnership Interests. Any consent required by a Partner shall require the action or vote of each Person (or in such other manner as such Persons have designated in writing to the Partnership) having an interest in such Partnership Interest, with a majority approval needed for consent. On the death of a co-owner of a Partnership Interest held in either joint tenancy with right of survivorship or tenancy by the entirety, the Partnership Interest is owned solely by the survivor as a Partner, and not as an assignee. The Partnership need not (although it may) recognize the death of a co-owner of a Partnership Interest until the Managing General Partner receives notice of the death. A co-owner of a Partnership Interest may sever the tenancy by giving to the Managing General Partner notice to that effect, and signed by the co-owner requesting the severance in the case of a joint tenancy, and by both co-owners in the case of a tenancy by the entirety. Upon receipt of the notice and the certificate evidencing the Partnership Interest owned by the co-owners, the Managing General Partner shall cause the Partnership Interest to be allocated as directed by the co-owners and shall indicate on the Partnership records such allocation. In absence of joint direction, the interests shall be allocated between the owners as the severed ownership interests would be valued for federal estate tax purposes.

         10. Representations and Warranties of the Limited Partners. As a condition to becoming a Limited Partner of the Partnership, each Limited Partner represents, warrants, and covenants to the General Partner and the Partnership as follows:

                           (a)      He will not assign, sell, mortgage, pledge,
or otherwise transfer or encumber any of his rights under this Agreement except as expressly permitted under this Agreement and applicable laws;

                           (b)      He was granted full and unrestricted access
to the Partnership's business premises, offices and properties and its business, partnership and financial books and records as he required, and was permitted to examine the foregoing, to question the General Partner, and to make all other investigations that he considered appropriate to determine or verify the business or condition (financial or otherwise) of the Partnership and to consummate the transactions contemplated by this Agreement;

                           (c)      The Partnership furnished him all additional
information concerning the Partnership's business and affairs that he requested;

                           (d)      He was permitted to ask questions of, and to
receive answers from, the General Partner concerning the terms and conditions of an investment in a Limited Partnership Interest, and to obtain all additional information he considered necessary to verify the accuracy of the information received by him from the General Partner, and he understands the risks associated with an investment in the Partnership and that such an investment is highly speculative;

                           (e)      Because of his considerable knowledge and
experience in financial and business matters in general and securities investments in particular, he is able to evaluate the merits, risks, and other factors bearing on the suitability of a Limited Partnership Interest as an investment;

                           (f)      His income and net worth are such that he is
not now, and does not contemplate being, required to dispose of any investment in the Partnership to satisfy any existing or expected obligation, and he is otherwise fully able to bear the economic risks of his proposed investment in the Partnership, including the risk of losing all or any part of his investment in the Partnership and the probable inability to sell, transfer, or pledge, or otherwise dispose of an investment in the Partnership for an indefinite period;

                           (g)      He is acquiring a Limited Partnership
Interest solely for his own account, as principal, for investment purposes and not with a view to or for resale in connection with any distribution or underwriting of any Partnership Interests;

                           (h) He understands that the Limited Partnership
Interest that he will purchase has not been and will not be registered under either the Securities Act of 1933 or any state securities law, that he must hold the Limited Partnership Interest indefinitely unless the Partnership Interests are subsequently registered under those laws or transferred in reliance on advice of counsel satisfactory to the Partnership that registration under those laws is not required, and that stop-transfer instructions will be noted in the appropriate records of the Partnership;

                           (i) He understands that the document evidencing a
Limited Partnership Interest acquired by him will bear the following legend:

                  These securities have not been registered under either the Securities Act of 1933 or any state securities law and were acquired pursuant to an investment representation by the record owner. These securities are not transferable absent either registration under the Act and every applicable state securities law or advice of counsel satisfactory to the Partnership that registration in not required. Additionally, these securities are subject to certain transfer restrictions set forth in the Limited Partnership Agreement of the Partnership. Reference may be made to the Limited Partnership Agreement for the details of those restrictions.

                           (j) He understands that a legend substantially
identical to the one described above will be placed on every new document issued upon a transfer of a Limited Partnership Interest;

                           (k) He shall not sell, transfer, pledge, or otherwise
dispose of any part of his Limited Partnership Interest, unless the Partnership Interests are registered under the Securities Act of 1933 and under every applicable state securities law or unless the Partnership is furnished with advice of counsel satisfactory to it that registration under those laws is not required; and

                           (l) He understands that the Partnership does not file
periodic reports with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

                                   ARTICLE III

                               PARTNERSHIP CAPITAL

         11.      Capital Contributions.

                           (a)      Upon executing this Agreement, each Partner
shall make or has made a Capital Contribution in the amount and of the type, and initially shall have a Percentage Interest equal to the percentage, set forth opposite his name on EXHIBIT A. Each Partner's Percentage Interest initially shall be proportionate to the number of shares of common stock of Daleen Technologies, Inc. contributed by such Partner to the capital of the Partnership as such number of shares bears to the total number of such shares received by the Partnership from all Partners. Partners may make (but Limited Partners are not required to make) additional Capital Contributions at such time and in such amount as they in their sole discretion shall determine but only if the Managing General Partner consents to such additional Capital Contributions. Upon the assignment of any Partnership Interest, the making of an additional Capital Contribution or any return of a Capital Contribution, or any substitution of a Partner, EXHIBIT A shall be amended to accurately reflect the name, address, Capital Contribution and Percentage Interest of each Partner.

                           (b)      Notwithstanding (a) above, no Capital
Contributions shall be made or permitted by any Partner which would result, directly or indirectly, in the Partnership being treated as an investment company under section 721(b) of the Code, and any such attempted Capital Contribution shall be void ab initio. The Managing General Partner shall withhold its consent to the making of an additional Capital Contribution, unless it has satisfied itself (by seeking advice of legal counsel or otherwise) that the making of the additional Capital Contribution will not result, directly or indirectly, in the Partnership being treated as an investment company under section 721(b) of the Code.

                           (c) A Partner shall not receive from the Managing
General Partner or out of Partnership Property, and the Managing General Partner and the Partnership shall not return to a Partner, any part of his Capital Contribution, except as set forth in Articles V, VIII and IX of this Agreement and such distribution is determined to be a return of a Partner's Capital Contribution, and then only if all liabilities of the Partnership, except liabilities to the Partners on account of their Capital Contributions, have been paid or there remains property of the Partnership sufficient to pay them. The Partnership shall not pay interest on Capital Contributions, and, a Partner may demand and receive only cash in return for his Capital Contribution, except to the extent provided for in Articles V and IX of this Agreement or unless the Liquidator (as defined in section 37) decides to distribute Partnership property in kind upon the dissolution, winding-up, and termination of the Partnership, or unless the distribution of property to a Partner is unanimously approved by the Partners. Each Partner, by signing this Agreement or a counterpart of it, consents to all distributions authorized by this Agreement and releases all other Partners from all liability to both him and the Partnership for all distributions made in accordance with this Agreement.

         12.      Capital Account.

                           (a)      The Managing General Partner shall establish
and maintain a Capital Account for each Partner in the Partnership's books of account. Capital Accounts shall be maintained and adjusted in accordance with generally accepted accounting principles. A Limited Partner shall not be obligated to restore a deficit balance in its Capital Account, except to the extent required by the Act. Consistent with these capital account maintenance rules, the Managing General Partner shall credit to each Partner's Capital Account the amounts of the Partner's Capital Contributions and any Profits allocated to the Partner. The Managing General Partner shall charge to or deduct from each Partner's Capital Account the amounts of all distributions (in cash or other property) to the Partner and any Losses allocated to the Partner. If any interest in the Partnership is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferror to the extent it relates to the transferred interest.

                           (b) The provisions of this section and the other
provisions of this Agreement pertaining to the maintenance of Capital Accounts are intended to comply with Treasury Regulation Section 1.704-1(b) (or any successor provision thereto), and shall be interpreted and applied in a manner consistent with such Regulations. In the event that Managing General Partner determines that it is prudent to modify the manner in which the Capital Accounts are computed in order to comply with such Regulations, provided that it is not likely to have a material effect on the amounts distributable to any Partner without such Partner's consent and upon receipt of an opinion of tax counsel to the Partnership concluding that such modification will be given effect for federal income tax purposes, the Managing General Partner may make such modification.

                           (c) The Managing General Partner shall revalue the
Partnership's Property (based on its fair market value as of the moment immediately preceding the relevant event) and shall adjust Capital Accounts to take into account any resulting Profit or Loss (determined as if the Partnership sold all its Property for cash equal to the Property's fair market value) upon the occurrence of either of the following events: (1) the making by any Partner of any non-Pro Rata additional Capital Contribution, (2) the partial or complete withdrawal of a Partner's Partnership Interest, or (3) the admission of a Partner.

         13. Expenses Paid by Partners. Any Partnership expense reasonably paid by any Partner on behalf of the Partnership is an indebtedness of the Partnership to the Partner and does not increase the Partner's Partnership Interest or Percentage Interest. The Partnership shall reimburse the Partner as soon as practicable and may pay interest on the indebtedness.

         14. Loans by Partners; Restrictions on Borrowing. The Managing General Partner may borrow money on behalf of the Partnership from any Partner in such amounts and for such purposes as it considers necessary, convenient or incidental to the accomplishment of the purposes of the Partnership. Each loan to the Partnership by a Partner (excluding reimbursable expenses) shall be evidenced by a promissory note or similar instrument of the Partnership, may be secured by a lien on the Property, may bear interest at a rate determined by agreement between such Partner and the Managing General Partner and may be subject to such other terms and conditions as are agreed to by such Partner and the Managing General Partner. The Partnership may prepay each loan from a Partner in whole or in part, at any time and from time to time, without premium or penalty. The Managing General Partner may not borrow money from persons other than Partners or pledge Partnership assets without the express written consent of a Majority in Interest.

                                   ARTICLE IV

             PROFITS AND LOSSES AND TAXABLE INCOME AND TAXABLE LOSS

         15.      Allocations.

                           (a)      Allocation of Profits and Losses.

                                    (i)      Profits and Losses of the
Partnership shall be determined for each fiscal year of the Partnership in accordance with the cash method of accounting, with such exceptions thereto as are set forth in this Agreement, and otherwise in accordance with generally accepted accounting principles applied in a consistent manner.

                                    (ii)     Except as otherwise provided, the
Partnership's Losses, if any, arising in a fiscal year shall be allocated among the Partners as follows:

                                             (1)      FIRST: To the extent of
the aggregate positive Capital Account balances of the Partners as of the end of the fiscal year, Pro Rata to the Partners taking into account any changes in Partnership Percentage Interests during the fiscal year.

                                            (2)      SECOND:  Pro Rata, to the
General Partners.

                                    (iii) Profits arising in a fiscal year shall
be allocated among the Partners as follows:

                                            (1)      FIRST:  To the General
Partners until Profits allocated to the General Partners during the term of the Partnership pursuant to this Section 15(a)(iii)(1) equal Losses allocated to the General Partners during the term of the Partnership pursuant to Section 15(a)(ii)(2) then

                                            (2) SECOND: To the Partners Pro Rata
taking into account any changes in Partnership Percentage Interests during the fiscal year.

                  (b)      Allocation of Taxable Income and Taxable Loss.

                           (i)      Except as otherwise provided in this section
15(b), allocations of tax items among the Partners shall be consistent with corresponding book (Profits and Losses) items (if any). For tax purposes, Profits and Losses, or any item thereof, shall be appropriately adjusted to reflect Taxable Income and Taxable Loss, or any item thereof, as determined under the Code and shall be allocated among the Partners in such a manner as to comply with the provisions of the Code and Regulations thereunder (including, if necessary, the "minimum gain chargeback provisions" of the Regulations under
Section 704 of the Code). For example, any gain or loss recognized by the Partnership with respect to property contributed to the Partnership by a Partner shall be shared among the Partners so as to take account of the variation, if any, between the basis of the property to the Partnership and its fair market value at the time of contribution or revaluation, whichever is applicable, so as to comply with the requirements of Section 704 of the Code. Thus, for example, if a Partner contributes Property to the Partnership whose agreed fair market value exceeds its adjusted basis in the hands of the contributing Partner ("built-in gain"), and there have been no events giving rise to a revaluation, built-in gain with respect to such contributed Property shall first be allocated to such contributing Partner when the Partnership recognizes gain upon a disposition of such contributed Property, but not in an amount in excess of such built-in gain; the remaining balance of such recognized gain, if any, shall be allocated among the Partners as set forth herein. The allocation of built-in gain to a contributing Partner shall not increase such Partner's Capital Account, because such gain was already taken into account when the built-in gain property was contributed to the Partnership. A Partner who contributes property other than cash shall provide the Managing General Partner with information necessary to verify the contributing Partner's adjusted tax basis in the items of property contributed by him to the Partnership.

                           (ii)     Generally, except as provided in section
15(b)(i), Taxable Income and Taxable Loss (and each such income and loss item) shall be allocated Pro Rata among the Partners. In the event, however, that non-Pro Rata distributions of property are made to a Partner or the net proceeds from the sale of property are distributed non-Pro Rata to a Partner, Taxable Income and Taxable Loss derived from such distributions or sales shall be allocated 100% to such Partner, subject only to such modifications as are necessary to comply with Section 704 of the Code. In addition, no allocations of Taxable Loss shall be made to a Limited Partner that would create a deficit balance in the Limited Partner's Capital Account.


                                    ARTICLE V

                      DISTRIBUTIONS, WITHDRAWALS AND LOANS

         16.      Distributions.

                           (a)      Cash Flow Distributions. Except as may be
required to properly reflect dispositions of Marketable Securities by the Partnership and when the economic effect thereof is to be specifically allocated to one or more Partners, Cash Flow shall be distributed Pro Rata among the Partners.

                           (b)      Partial or Complete Withdrawal by a Partner
From the Partnership.

                                    (i)      In the event of a partial or
                                             complete withdrawal of a Partner
from the Partnership pursuant to Article VIII, the Managing General Partner shall, as promptly as is reasonably possible, distribute to the Partner any assets then owned by the Partnership that were previously contributed by such Partner to the Partnership but this distribution shall be limited to the extent it would cause the Capital Account of such Partner to be negative. In addition to the preceding amounts, if the Partner has a positive Capital Account balance, then the Partnership shall distribute to the Partner his Pro Rata share of the Marketable Securities of Daleen Technologies, Inc. if such shares were not contributed by other Partners, cash and other readily divisible assets of the Partnership. The withdrawing Partner shall also be entitled to receive cash equal in value to his Pro Rata share of the fair market value (as reasonably determined by the Managing General Partner) of any non-readily divisible assets owned by the Partnership. The Managing General Partner shall, as promptly as possible, distribute this additional amount of cash, if any, to the withdrawing Partner. Cash distributions to the withdrawing Partner shall be reduced by such Partner's Pro Rata share of the liabilities of the Partnership and by any expenses incurred by the Partnership with respect to the withdrawal of the Partner.

                           (ii)     A Partner may request that all or a portion
of the Marketable Securities subject to the requested withdrawal be sold by the Partnership and the net proceeds (after selling and other expenses) distributed as directed by him. In the event that the Managing General Partner is unable or unwilling to sell these Marketable Securities, it shall distribute them to the Partner, unless it is notified by the Partner to cancel the withdrawal.

                           (iii)    The Managing General Partner shall not be
required to distribute to the requesting Partner any assets that the Partnership is legally restricted or prohibited from distributing to the Partner, unless steps can be taken to remove the restriction or prohibition; in which case the requesting Partner shall be charged with the expense of removing such restriction or prohibition. Any distribution hereunder shall also be subject to the limitations set forth in sections 11(c) and 17, respectively.

                  (c) Liquidating Distributions. The net proceeds from liquidation of the Partnership's assets pursuant to its dissolution, winding-up, and termination shall be distributed, and all Profits and Losses resulting from the liquidation of the Partnership Property shall be allocated, among the Partners in the proportions and orders of priority specified in this section 16(c).

                           (i)      The Liquidator shall distribute the net
proceeds from liquidation of the Partnership's assets as follows:

                                    (1)      FIRST: To pay all the liabilities
of the Partnership that are then due and payable, except for both Capital Contributions of Partners and liabilities to the Partners, in the order of priority required by Nevada law; then

                                    (2)      SECOND: To establish any reasonable
reserve that the Liquidator may determine is required for unpaid, future, or contingent liabilities or obligations of the Partnership; then

                                    (3)      THIRD: To pay all liabilities of
the Partnership to the Partners; Pro Rata according to the amounts of their respective liabilities; then

                                    (4)      FOURTH: To the Partners to the
extent of any positive balances in their Capital Accounts, Pro Rata according to the amounts of their respective positive balances; then

                                    (5)      FIFTH: Any remaining net proceeds
shall be distributed Pro Rata among the Partners.

                           (ii)     Any Profits and Losses and Taxable Income
and Taxable Loss resulting from the disposition of the Partnership's assets in the process of liquidation shall be allocated among the Partners in the manner provided in section 15. Any Property distributed in kind in the liquidation shall be valued and treated as if the Property were sold and the cash proceeds were distributed. The Profits and Losses arising from the constructive sale of the Property described in the preceding sentence shall be allocated among the Partners in the manner provided in section 15.

         17. Limitation on Distributions to Partners. A Partner may receive distributions from the Partnership only to the extent the Partnership's total assets exceed its total liabilities, other than liabilities to the Partners on account of their Capital Contributions.

                                   ARTICLE VI

                 AUTHORITY, DUTIES, AND LIABILITIES OF PARTNERS

         18. Duties of Managing General Partner. The Managing General Partner, and no other Partner, shall manage the affairs of the Partnership, shall apply himself diligently for the Partnership, and shall devote to the Partnership such time as is necessary and appropriate to manage the business of the Partnership. The Managing General Partner is not required to devote all its business time to the Partnership, and it may engage in other business ventures and employment, including those in competition with the Partnership. In the performance of its duties, the Managing General Partner may hire employees and agents of the Partnership and generally shall supervise and direct all the daily operations of the Partnership.

         19.      Managing General Partner's Fees and Expenses.

                           (a)      Fees to Managing General Partner. In
consideration for performing services described herein, the Managing General Partner may be paid a fee as agreed to by a Majority in Interest. Such fees shall be deemed earned when the services have been performed and, regardless of when paid, shall be non-executory from the date earned and shall be the obligation of the Partnership from and after that date.

                           (b)      Expenses. Except as otherwise provided
herein, the Partnership shall pay all expenses of the Partnership (which expenses may be either billed directly to the Partnership or reimbursed to the Managing General Partner) which may include, but are not limited to: (i) all costs of borrowed money, taxes and assessments on the Property and other taxes applicable to the Partnership; (ii) all costs for goods and materials, whether purchased by the

Partnership directly or by the Managing General Partner on behalf of the Partnership; (iii) legal, audit, accounting, brokerage and other professional fees; (iv) fees and expenses paid to independent contractors, mortgage bankers, brokers, insurance brokers and other agents; (v) expenses of organizing, revising, amending, converting, modifying or terminating the Partnership; (vi) expenses in connection with distributions made by the Partnership to, and communications and bookkeeping work necessary in maintaining relations with, Partners; (vii) expenses in connection with preparing and mailing reports to Partners; (viii) costs of any accounting, statistical or bookkeeping equipment necessary for the maintenance of the books and records of the Partnership; (ix) the cost of preparation and dissemination of informational material and documentation relating to the Partnership; (x) except with respect to litigation solely among the Partners as such, costs incurred in connection with any litigation in which the Partnership is involved, as well as in the examination, investigation or other proceedings, conducted against the Partnership by any regulatory agency, including legal and accounting fees incurred in connection therewith; (xi) costs of any computer services or equipment or services of personnel used for or by the Partnership; and (xii) expenses of professionals employed by the Partnership in connection with any of the foregoing, including attorneys, accountants and appraisers.

         20. Authority of Managing General Partner. Except as otherwise provided herein, the Managing General Partner may bind the Partnership to do all acts that are necessary, appropriate, or incidental to the accomplishment of the purposes of the Partnership. Any person dealing with the Partnership or the Managing General Partner may rely on a certificate signed by the Managing General Partner as to the identity of any Partner, the existence or absence of any fact or condition that is necessary to permit action by either the Partnership or the Managing General Partner or germane in any other way to the affairs of the Partnership, and the persons who are authorized to execute and deliver any documents or instruments of or on behalf of the Partnership. Without limiting the generality of the foregoing, the Managing General Partner is specifically authorized to do the following:

                           (a)      to negotiate and enter into leases and
agreements with land or building owners or other Persons, and to incur obligations for, and on behalf of, the Partnership in connection with Partnership business;

                           (b)      subject to section 32, to borrow money on
behalf of the Partnership and, as security therefor, to encumber the Property;

                           (c)      to prepay, in whole or in part, refinance,
increase, modify or extend any obligation affecting the Property;

                           (d)      to sell, exchange, convey and lease the
Property;

                           (e)      to employ from time to time, at the expense
of the Partnership, other Persons required for the operation and management of the Partnership business, including accountants, attorneys and others, who may be Partners, on such terms and for such compensation as the Managing General Partner determines to be reasonable and this may include Persons which are Affiliates;

                           (f)      to pay all attorney's and accountant's fees
and other costs incurred in connection with the formation of the Partnership business and the completion of all steps necessary or advisable for the Partnership to comply with applicable laws;

                           (g)      to assume the responsibilities imposed on
the Managing General Partner by the Act;

                           (h)      to compromise, arbitrate or otherwise adjust
claims in favor of or against the Partnership and to carry such insurance as the Managing General Partner considers advisable;

                           (i)      to exercise the voting rights associated
with the securities and other Property owned by the Partnership;

                           (j)      to commence or defend litigation with
respect to the Partnership or any assets of the Partnership as the Managing General Partner considers advisable, at the expense of the Partnership;

                           (k)      to make, execute, acknowledge and deliver
documents of transfer and conveyance and any other instruments that may be necessary or appropriate to carry out its powers; and

                           (l)      to do all such acts and take all
such proceedings and execute all such rights and privileges, although not specifically mentioned herein, as the Managing General Partner considers necessary to conduct the business of the Partnership and to carry out the purposes of the Partnership.

                                    Notwithstanding the foregoing, the Managing
General Partner shall not take any of the following actions without the consent of a Majority in Interest:

                                    (1)      assign all or any part of
the property for the benefit of its creditors or confess a judgment against the Partnership;

                                            (2)      take any action in
contravention of the Act, the certificate of limited partnership or this Agreement;

                                            (3)      sell,  lease,  transfer,
assign, pledge or encumber the property of the Partnership (except with respect to transactions to which section 16(b)(ii), section 32 or section 37 applies);

                                            (4) admit a Person as a General
Partner of the Partnership.

         21. Special Limitation. During the period the Partners have determined that the Partnership will only be availed of only for investment purposes, which shall be the period, if any, contemplated by Section 6(c), except to the extent section 16(b)(ii) applies, the Managing General Partner may not purchase, sell, or exchange Marketable Securities without the consent of the Partners to whom the Marketable Securities are deemed owned or allocated for federal income tax purposes, but the Managing General Partner shall have voting rights and all other aspects of management and control over such Marketable Securities.

         22. Dealing with Affiliates. The Managing General Partner may employ and enter into contracts and other arrangements with any Person, including an Affiliate, and may obligate the Partnership to pay reasonable compensation for services rendered by such Persons on terms that, in the judgment of the Managing General Partner, are not less favorable to the Partnership than would be available from an unrelated party.

         23. Indemnification of General Partner. The Managing General Partner need not secure the performance of its duties by bond or otherwise. A General Partner is not liable, responsible, or accountable in damages or otherwise to any Partner or to the Partnership for any act taken or omission made in good faith on behalf of the Partnership and in a manner that such General Partner reasonably believes to be within the scope of the authority granted to it by this Agreement and in the best interest of the Partnership, except for gross negligence or willful misconduct. Any loss, expense (including attorneys' fees) or damage incurred by a General Partner by reason of any act or omission by it in good faith on behalf of the Partnership and in a manner that it reasonably believes to be within the scope of the authority granted to it by this Agreement and in the best interest of the Partnership (but not, in any event, any loss, expense or damage incurred by a General Partner by reason of gross negligence or willful misconduct) shall be paid to the indemnified General Partner from the Partnership's assets, to the extent available.

         24. Liability of Limited Partners. The liability of each Limited Partner is limited to its Capital Contributions. Except as provided by the Act, a Limited Partner is not required to contribute money to, or for the liabilities of the Partnership, and is not personally liable for any loss, liability or other obligations of the Partnership.

         25. Authority of Limited Partners. The Limited Partners shall not participate in the management of, or have any control over, the business or policies of the Partnership, nor any control over Marketable Securities, except as required by the Act or permitted by section 20 and section 56, and the Limited Partners shall not transact any business in the name of the Partnership. Notwithstanding the foregoing, the Partners may make the election set forth in Treas. Reg. ss. 1.761-2 to have the Partnership excluded from the provisions of Subchapter K of Chapter 1 of the Code. In the event a Partner ceases (whether through removal, death, or resignation) to serve as Managing General Partner, a Majority in Interest of the Partners may appoint another Partner to serve as the Managing General Partner.

                                   ARTICLE VII

                        TRANSFER OF PARTNERSHIP INTERESTS

         26. Limited Partners. A Limited Partner shall not pledge, encumber or hypothecate his interest in the Partnership without the consent of the Managing Partner. Otherwise, subject to sections 28 and 29, and only if the Managing General Partner consents, a Limited Partner may make an Assignment of a Limited Partnership Interest. However, an Assignment does not relieve the Limited Partner of his obligations and liabilities under this Agreement, or constitute the assignee a Limited Partner, or confer on the assignee any Partnership Rights. An assignee of a Limited Partner's Partnership Interest may be admitted and substituted as a Limited Partner and acquire Partnership Rights only upon the satisfactory completion of the requirements specified in section 29. The failure or refusal of the Managing General Partner to consent to the admission of an assignee as a Limited Partner does not affect the right of the assignee to the Partnership Interest of his predecessor in interest.

         27. General Partner. Subject to section 28, a General Partner may make an Assignment, directly or indirectly, of all or any part of its Partnership Interest. However, an Assignment does not relieve such General Partner of its obligations and liabilities under this Agreement, or constitute the assignee a General Partner, or confer on the assignee any Partnership Rights. Subject to section 28, and only if a Majority in Interest consents, a General Partner may make an Assignment of both its Partnership Interest and its Partnership Rights if the assignee assumes in writing all such General Partner's obligations and liabilities under this Agreement and if all the applicable requirements of section 29 are satisfied. Upon compliance with the immediately preceding sentence, an assignee of such General Partner has all the rights and powers granted to such General Partner under this Agreement and has all the obligations and liabilities of such General Partner under this Agreement.

         28. Restriction on Transfer. Notwithstanding any other provision of this Agreement, an assignment of a Partnership Interest shall not be made, and consent thereto shall be withheld:

                           (a)      Unless the Managing General Partner has
satisfied itself (by seeking advice of legal counsel or otherwise, with any resulting Partnership expense to be reimbursed by the assignor) that the assignment will not have any significant adverse tax effect upon the Partnership or the other Partners;

                           (b) Unless the Managing General Partner has satisfied
itself (by advice of legal counsel, with any resulting Partnership expense to be reimbursed by the assignor) that the proposed assignment may be made without registration under any applicable securities law; and it will not violate any applicable securities law (including investor suitability standards);

                           (c)      If the Assignment is sought to be made to:

                                    (i)     a minor or incompetent, except if
made by will or intestate succession, or

                                    (ii) to a Person which is not an Affiliate.

         29. Admission of Substitute Partner. Subject to the other provisions of this Agreement, an assignee of a Partnership Interest may be admitted as a Partner and granted Partnership Rights only if:

                           (a)      the Assignment is made pursuant to a written
instrument in a form satisfactory to the Managing General Partner and specifies the intention of the assignor that the assignee be substituted as a Partner;

                           (b)      the Managing  General  Partner  consents to
the admission by executing two counterparts of this Agreement that evidences the Partnership Rights of the assignee, and if the assignee is to be admitted as a Partner a Majority in Interest consent to the admission;

                           (c)      the  assignee  accepts,  signs  and  agrees
to be bound by this Agreement, by executing two counterparts of this Agreement, including an amended

EXHIBIT A, and such other documents or instruments as the Managing General Partner requires to effect the admission of the assignee as a Partner;

                           (d)      the assignee provides the Managing General
Partner with evidence satisfactory to it of the assignee's authority to become a Partner under the terms of this Agreement;

                           (e)      the assignee pays all filing, publication
and other costs (including reasonable attorneys' fees) incurred by either the Partnership or the Managing General Partner in connection with the admission and substitution of the assignee as a Partner.

                  Notwithstanding an assignee's satisfaction of any or all of the conditions specified above, the Managing General Partner, in its absolute discretion, may refuse to consent to the assignee's admission as a Partner, in which event the assignee will not obtain any Partnership Rights, but will retain only the rights of an assignee under sections 26 or 27.

         30. Rights of Partner After Assignment and Substitution. Upon the Assignment of all his Partnership Interest, and the admission of a substitute partner, a Partner shall cease to be a Partner and to have any Partnership Rights.

         31. Allocations and Distributions After Assignment. For the purposes of allocations of Profits and Losses, Taxable Income or Taxable Loss, and distributions, an Assignment of a Partnership Interest is effective as to the Partnership, and shall be reflected in the records of the Partnership, as of the date that the Managing General Partner receives written notice of the Assignment. The Taxable Income or Taxable Loss, Profits and Losses and cash and other distributions in respect of the assigned Partnership Interest with respect to the fiscal year in which the Assignment of the Partnership Interest occurs shall be divided between the assignor and the assignee according to the method provided to the Managing General Partner by the assignor and the assignee, so long as such method is permitted under the Code and does not adversely affect the other Partners or the Partnership from a tax or economic perspective. The method of allocation shall be provided to the Managing General Partner in the written notice of the Assignment. Any additional costs for computing the allocations hereunder shall be paid by the assignor or assignee, as the case may be. The written notice referred to above shall also contain information as to whether the assignor or assignee shall be responsible for the payment of such additional cost, if any.

                                  ARTICLE VIII

                 RETIREMENT, WITHDRAWAL, OR REMOVAL OF PARTNERS

         32.      Withdrawal of Limited Partner.

                           (a)      A Limited Partner may, at any time, withdraw
all or part of his Partnership Interest from the Partnership by providing written notice thereof to the Managing General Partner. Immediately after the receipt of such written notice from a Partner, the Managing General Partner shall make the appropriate distributions to the Partner in partial or complete redemption of his Partnership Interest as set forth in section 16(b).

                           (b) A partial withdrawal by a Partner shall be made
in increments of one-tenth (1/10th) of one percent (1%) of a Percentage Interest. The written notice of withdrawal from a Partner to the Managing General Partner must state whether the withdrawal is a partial or complete withdrawal and, if a partial withdrawal, must state the Percentage Interest that is being withdrawn. A Partner shall not make a partial withdrawal that will result in his remaining Percentage Interest becoming less than one-tenth (1/10th) of one percent (1%) immediately after the withdrawal.

                           (c) The Managing General Partner agrees that it will
fully cooperate to the extent permitted by law to accomplish a withdrawal requested by a Limited Partner hereunder. It also agrees that it will not take any action that will obstruct or render impossible the application of this section 32 (such as to pledge the Partnership's Marketable Securities as collateral to creditors of the Partnership), unless such action is essential to accomplish the purposes of the Partnership.

                           (d) The partial withdrawal of a Limited Partner does
not dissolve or terminate the Partnership unless there is only one Partner then remaining. The remaining Partners shall amend this Agreement to reflect the partial or complete withdrawal of the Partner from the Partnership, if and to the extent necessary.

                           (e) Upon the giving of the notice of withdrawal
pursuant to Paragraph (a), and upon the dissolution of the Partnership, the voting rights with respect to any stock of Daleen Technologies, Inc. allocable to the Percentage Interest being withdrawn shall be vested in the withdrawing Partner or Partners, and the Partnership shall have no voting rights with respect to such stock, and shall act upon the direction of the Partner to whom such stock is to be assigned if needed to effectuate a vote thereon.

                           (f)      The complete withdrawal of all the Limited
Partners shall constitute a dissolution of the Partnership pursuant to Article
IX.

         33. Retirement, Removal, or Withdrawal of Managing General Partner. The Managing General Partner may not withdraw all of its General Partnership Interest without the consent of a Majority in Interest, without being in violation of this Agreement. A Majority In Interest may remove the Managing General Partner upon written notice which shall take effect upon delivery. The Retirement, removal, or withdrawal of both of the Managing General Partner and non-managing General Partner shall dissolve the Partnership, unless a Majority In Interest appoints a successor to serve as the Managing General Partner. Notwithstanding the foregoing or anything else in this Agreement to the contrary, a merger, consolidation, or reorganization of a Managing General Partner who is not a natural person, or a sale of all or substantially all its assets that includes its Partnership Interest, is not a Retirement or withdrawal of such Managing General Partner if the resulting, surviving or acquiring Person is an Affiliate and becomes substituted as the Managing General Partner of the Partnership. The resulting, surviving or acquiring Person is substituted as the Managing General Partner without further act if it gives notice of the substitution to the Partners before the effective date of the merger, consolidation, reorganization or sale. Each Partner consents to the admission and substitution of such substitute Managing General Partner pursuant to this section 33, and no further consent or approval of any Partner is required.

         34. Retirement of Limited Partner. The Retirement of a Limited Partner does not dissolve or terminate the Partnership except as provided in section 36(g), but the legal or personal representatives, heirs, successors, assignees, or stockholders of a Retired Limited Partner, subject to section 26, shall succeed to the Partnership Interests of the Retired Limited Partner and may make an Assignment of the Partnership Interests within the limitations set forth in this Agreement.

         35. Rights of Partner After Retirement, Removal, or Withdrawal. A Partner ceases to have any Partnership Rights upon his Retirement, removal, or complete withdrawal from the Partnership. However, until the appropriate distributions, if any, are made to a Retired, removed, or withdrawn Partner for his Partnership Interest, the Retired, removed, or withdrawn Partner is entitled to receive the allocations of Profits and Losses, Taxable Income or Taxable Loss and all distributions referred to in section 16 applicable to his Partnership Interest.

                                   ARTICLE IX

                                   DISSOLUTION

         36. Events of Dissolution. The Partnership shall be dissolved, and unless reconstituted shall be terminated, upon:

                           (a)      the expiration of its term;

                           (b)      the vote of a Majority in Interest to
dissolve the Partnership;

                           (c)      the Partnership being adjudicated insolvent
or bankrupt;

                           (d)      the Retirement, removal, or withdrawal of
the last General Partner;

                           (e)      the death of James Daleen; or

                           (f)      the sale of all or substantially all of the
Partnership's Property.

                           (g)      the complete withdrawal of the Limited
Partners.

         37. Winding-Up and Distributions. Upon the dissolution of the Partnership pursuant to section 36, and unless the Partnership is reconstituted, the winding-up of the Partnership's business and the liquidation and distribution of Partnership assets must be carried out with due diligence and in a timely manner, and consistent with both the requirements of applicable law and the following provisions of this section:

                           (a)      The  Managing  General  Partner
shall be responsible for taking all actions relating to the winding-up, liquidation, and distribution of assets of the Partnership, unless its Retirement, removal, or withdrawal causes the dissolution, in which case the fiscal agent, liquidator, or receiver appointed (without judicial action) by a Majority in Interest shall be so responsible. The Managing General Partner, or the appointed fiscal agent, liquidator, or receiver, is referred to in this Agreement as the "Liquidator." A Limited Partner can be appointed to be the Liquidator. The Liquidator shall file all certificates or notices of the dissolution of the Partnership as required by law. Upon the complete liquidation and distribution of the Partnership assets, the Partnership shall terminate, and the Liquidator shall execute, acknowledge, and cause to be filed all certificates and notices required by law to terminate the Partnership.

                           (b) The Liquidator shall proceed without unnecessary
delay to sell and otherwise liquidate the Partnership's assets. Unless directed otherwise by a Majority in Interest, all Marketable Securities, including interests in Daleen Technologies, Inc., cash and other readily divisible or fungible assets of the Partnership shall be distributed directly to the Partners in the manner set forth in section 16(c)(i). The Liquidator shall promptly sell the other assets of the Partnership unless it determines that an immediate sale of part or all of such assets would cause undue loss to the Partners. In such case, the Liquidator, to avoid such loss, may defer the liquidation of the Partnership assets for a reasonable time, except for those liquidations that are necessary to satisfy the debts and liabilities of the Partnership to persons and parties other than the Partners. The Liquidator shall distribute the proceeds from the liquidation of the Partnership's assets as provided in section 16(c).

                           (c)      Upon the dissolution of the Partnership
pursuant to section 36, and unless the Partnership is reconstituted, the Liquidator shall cause the accountants for the Partnership to prepare within ninety (90) days after the occurrence of the event of dissolution, and immediately thereafter shall furnish to each Partner, a statement setting forth the assets and liabilities of the Partnership as of the date of its dissolution. The Liquidator, promptly following the complete liquidation and distribution of the Partnership's assets, shall cause the Partnership's accountants to prepare, and the Liquidator shall furnish to each person who is a Partner immediately before the dissolution, a statement showing the manner in which the Partnership assets were liquidated and distributed.

         38. Distribution of Liquidation Proceeds and Assets and Allocation of Gains and Losses. The net proceeds from liquidation of the Partnership's assets and the unliquidated Property of the Partnership shall be distributed, and all Profits and Losses resulting from the liquidation of the Partnership shall be allocated, among the Partners in the proportions and orders of priority specified in section 16(c).

         39. Limitation of Liability of Partners. Upon the dissolution of the Partnership and the distribution of the net liquidation proceeds pursuant to section 36 and section 16(c), each Partner shall look solely to the assets of the Partnership for the payment of his unreturned Capital Contributions, and if the Partnership's assets remaining after the payment or discharge of the debts and liabilities of the Partnership are insufficient to pay the full amount of the unreturned Capital Contributions of each Partner, the Partner shall have no recourse or claim against any Partner or the Partnership with respect to its unreturned Capital Contributions, except for claims for fraud, gross negligence, or breach of fiduciary duty.

         40. Waiver of Right of Partition of Assets. Each Partner, and for his heirs, successors, and assigns, waives his right to the partition of the assets of the Partnership upon the dissolution and liquidation of the Partnership.

                                    ARTICLE X

                  ACCOUNTING YEAR, BOOKS, RECORDS, AND REPORTS

         41. Books and Records. The Managing General Partner shall maintain at the principal office of the Partnership a complete and accurate set of books of records and accounts, in which it shall make full and complete entries of all dealings or transactions relating to the Partnership's business and where it shall keep all supporting documentation of transactions with respect to the conduct of the Partnership's business. Each Partner or his duly authorized representative, upon five days' advance notice to the Managing General Partner, may examine during normal business hours the books of the Partnership and all other records and information concerning the operation of the Partnership.

         42. Reports. If requested by a Partner at least 30 days prior to the end of a quarter, within 60 days after the end of each fiscal quarter in each fiscal year of the Partnership, the Managing General Partner shall cause to be prepared and sent to each Partner a balance sheet, income statement and cash flow statement of the Partnership for and as of the end of that fiscal quarter, in each case unaudited but accompanied by a report of the activities of the Partnership for that quarter. Within 90 days after the end of each fiscal year of the Partnership, the Managing General Partner shall cause to be prepared and sent to each Partner a financial report consisting of (a) a balance sheet as of the end of the fiscal year; (b) statements of income, partner's equity, and changes in financial position for the fiscal year; (c) if requested by a Partner, the opinion of the Partnership's certified public accountant concerning the foregoing financial statements; (d) a summary of the Partnership's activities for the fiscal year; (e) a statement showing the distributions to each Partner during the fiscal year and identifying any distributions which constitute a return of Capital Contribution; and (f) a statement showing the amount of Taxable Income or Taxable Loss, and listing each item of income, gain, loss, deduction, or credit allocated or charged against the Partner for federal and state income tax purposes.

         43. Bank Accounts. The Managing General Partner shall maintain the bank accounts of the Partnership in such financial institutions as the Managing General Partner considers appropriate. The consent of the non-managing General Partner is required to open an account and to determine who is authorized to withdraw funds therefrom. The Managing General Partner shall make or permit withdrawals from the Partnership's bank accounts on the signature of the Managing General Partner.

         44. Tax Elections. If the Partnership has not made the election set froth in Treas. Reg. ss. 1.761-2, or if Subchapter K of Chapter 1 of the Code applies to the Partnership, the Partnership shall file an election under Section 754 of the Code, relating to the optional adjustment to the basis of partnership property, at the first time it is permitted to do so after the beginning of the term of this Partnership. The Managing General Partner shall make or waive, at its discretion, all other tax elections required or permitted to be made by the Partnership under the Code.

         45. Accounting Method and Fiscal Year. The Managing General Partner shall maintain the Partnership records and books of accounts in accordance with the cash method of accounting, with such modifications as are set forth in this Agreement, and otherwise in accordance with generally accepted accounting principles consistently applied. The fiscal year of the Partnership is the calendar year.

                                   ARTICLE XI

                               GENERAL PROVISIONS

         46. Power of Attorney. Each Limited Partner (including each substitute Limited Partner), by executing a counterpart of this Agreement, irrevocably constitutes and appoints, with full power of substitution, the Managing General Partner as his true and lawful attorney-in-fact, with full power and authority in his name, place and stead to make, execute, acknowledge, deliver, swear to, publish, record and file:

                           (a)      any certificate or other instrument that may
be required to be filed, published or recorded by the Partnership under the Act or any other law of Nevada or that the Managing General Partner considers advisable to file, publish or record;

                           (b)      all documents (including schedules and
amendments to this Agreement) that may be required to effect the continuation or reinstatement of the Partnership, admit an additional or substitute Partner (other than any approval required of Limited Partners), reduce the Capital Contributions of a Partner, or dissolve and terminate the Partnership; and

                           (c)      all amendments to this Agreement adopted in
accordance with section 54.

The foregoing power of attorney is coupled with an interest, resulting from each Limited Partner's reliance on the power of the attorney-in-fact to act as contemplated by this Agreement for the purposes described in this section 46. The foregoing power of attorney shall survive the Retirement of a Limited Partner and the Assignment by any Limited Partner of all or any part of his Partnership Interest, except that when an assignee is granted Partnership Rights and admitted as a substitute Limited Partner the power of Attorney of the assignor Limited Partner shall survive the Assignment only for the purpose of enabling the Managing General Partner to make, execute, acknowledge, deliver, swear to, publish, record and file every instrument necessary to effect the substitution.

         47. Partnership Contracts. The Managing General Partner may enter into agreements and contracts on behalf of the Partnership only if they are in writing and clearly indicate to the other parties that the Partnership is a general partnership of which the Managing General Partner is a general partner.

         48. Conveyances. Subject to section 20, the Managing General Partner may sign any deed, mortgage, lease, bill of sale, security agreement, pledge, contract or other instrument or commitment purporting to convey or encumber any of the Partnership's Property or any interest therein, whether now or subsequently owned or leased at any time by the Partnership, and no other signature is required.

         49. Notices. To be effective, a notice required or permitted by this Agreement must be in writing, or by telegram, telex or telecopy if promptly confirmed in writing. A notice is given when delivered or, if mailed, when deposited in a United States postal service letterbox to be sent by first-class, postage-prepaid, certified mail, with return receipt requested (whether or not the sender receives the return receipt), and addressed, if to a Partner, at his registered address listed on EXHIBIT A and, if to the Managing General Partner or the Partnership, to the attention of such Managing General Partner at the Partnership's principal business office.

         50. Consents. Any consent required by this Agreement may be given as follows:

                           (a)      by a writing given by the consenting Partner
and received by the Managing General Partner or other appropriate recipient at or before the occurrence of the action or other thing for which the consent was solicited, unless the consent is nullified by:

                                    (i)      A writing from the consenting
Partner that is received by the Managing General Partner before the occurrence of the action or other thing for which the consent was solicited; or

                                    (ii) the negative vote by the consenting
Partner at any meeting called for the purpose of considering the action or other thing.

                           (b)      by the affirmative vote of the consenting
Partner at any meeting called for the purpose of considering the action or other thing for which the Partner's consent was solicited.

         51. Meetings. The Managing General Partner may call meetings of the Partners for any purpose, at any, time. The Managing General Partner shall call a meeting of the Partners within 30 days after he receives from a Majority in Interest a written request for a meeting, stating the purpose of the requested meeting and the matters proposed for consideration. Meetings of the Partners may be held at such time, date and place as the Managing General Partner designates. The Managing General Partner shall give notice of any meeting of the Partners not less than ten nor more than 60 days before the date of the meeting, to each Partner at his registered address listed on EXHIBIT A. The notice shall state the time, date and place of the meeting, the purpose of the meeting and the Partner at whose direction or request the meeting is called. Except in the case of emergency, meetings of the Partnership shall be held in Nevada. If a meeting is adjourned to another time or place, notice of the adjourned meeting is not required if the time and place of the adjournment is announced at the called meeting. The presence in person or by proxy of a Majority in Interest constitutes a quorum at a meeting. Any notice of a meeting required by this section may be waived in writing at, before or after the meeting and shall be deemed to be waived by each Partner who is present in person or by proxy at the meeting. Only those persons who are Partners at the close of business on the day before the meeting are entitled to vote at the meeting. Any Partner entitled to vote at a meeting may authorize any person to act for him by written proxy if a copy of the proxy is delivered to the Managing General Partner before the commencement of the meeting. To be effective, a proxy must be signed by the Partner (and, if applicable, each co-owner) or his duly appointed attorney-in-fact, and no proxy shall be valid for more than 11 months after its date. A proxy is revocable at the pleasure of the Partner granting it.

         52. Binding Effect; Counterparts. The covenants and agreements contained in this Agreement are binding on, and inure to the benefit of, the legal and personal representatives, heirs, successors and permitted assignees of the parties to this Agreement. The parties may execute this Agreement in any number of counterparts, each of which will be an original, but all of which together will constitute one and the same agreement.

         53. Choice of Law. This Agreement and the rights and obligations of the Partners under it are governed by, and construed and enforced in accordance with, the laws of Nevada.

         54. Complete Agreement; Modification. This Agreement contains the final, complete and exclusive expression of the understanding among the Partners with respect to the Partnership and its purposes and objectives and supersedes any prior or contemporaneous agreement or representation, oral or written, by any of them. Except to admit a new or a substitute Partner or to reflect the withdrawal or Retirement of a Partner, this Agreement and every provision of it may be modified or amended only by an agreement in writing signed by or on behalf of all Partners.

         55. Evidence of Partnership Interests. The Partnership Interest of each Partner is evidenced exclusively by a counterpart of this Agreement (including EXHIBIT A) that has been signed and dated by the Managing General Partner.

         56. Tax Matters Partner. The Managing General Partner or its designee shall be the "tax matters partner" of the Partnership for federal income tax purposes. Pursuant to Section 6223(c)(2) of the Code, upon receipt of notice from the Internal Revenue Service of the beginning of an administrative proceeding with respect to the Partnership, the Managing General Partner, as the tax matters partner, shall furnish the Internal Revenue Service with the names, addresses, and Percentage Interests of each of the Partners. The Managing General Partner agrees not to enter into a settlement agreement pursuant to
Section 6224 of the Code without providing at least 30 days advance written notice to each Partner. As tax matters partner, the Managing General Partner shall have absolute discretion regarding whether to seek judicial review of any administrative determination and, if it determines to seek judicial review of Internal Revenue Service action pursuant to Section 6226 of the Code, then the Managing General Partner shall select the judicial forum for such review. The tax matters partner shall receive no compensation for its services as such. The Partnership shall bear all third party costs and expenses incurred by the tax matters partner in performing its duties as such. Nothing herein shall be construed to restrict the Partnership from engaging an accounting firm or law firm to assist the tax matters partner in discharging its duties hereunder.

         57. Gender and Number. As used in this Agreement, the masculine gender includes the feminine and neuter, and the singular includes the plural.

         58. Title. Title to any Property acquired by the Partnership shall be taken in the name of the Partnership.

         IN WITNESS WHEREOF, this Agreement has been executed by or on behalf of each Partner as of the date indicated in the first paragraph of this Agreement.

                            MANAGING GENERAL PARTNER:

                            J.D. INVESTMENT MANAGEMENT, INC.


                            By: /s/ James Daleen
                               -------------------------------------------------
                                         PRESIDENT

                            LIMITED PARTNER:


                            /s/ James Daleen
                            ----------------------------------------------------
                                           James Daleen

                                                                       Exhibit A

Managing General Partner
    J.D. Management, Inc.


Limited Partner
    James Daleen                                       1,524,768 shares of
                                                       Common Stock of
                                                       Daleen Technologies, Inc.





                                      -1-

                                                                    Exhibit 3

                     SS.422 INCENTIVE STOCK OPTION AGREEMENT

         AGREEMENT dated the ____ day of ____________, _______ between Daleen Technologies, Inc., a Florida Corporation (the "Company") and _________________, (the "Holder").

                                   WITNESSETH

         (1) GRANT OF OPTION. Pursuant to the provisions of the Daleen Technologies, Inc. 199___ Incentive Stock Option Plan (the "Plan") the Company hereby grants to the Holder, subject to the terms and conditions of the plan and the terms and conditions set forth herein, an option to purchase from the Company for cash or stock of the Company all or any part of an aggregate of __________ shares of Common Stock, (no par value) of the Company at the purchase price of $_________ per share.

         (2) TERMS AND CONDITIONS. It is understood and agreed that the option evidenced hereby is subject to the following terms and conditions.

                  (a) EXPIRATION DATE. The option shall expire five years after the date hereof.

                  (b) EXERCISE OF OPTION. No part of this option may be exercised (1) until the Holder has remained in the employ of the Company or a Subsidiary of the Company as defined in the Plan (any such Subsidiary being hereinafter called a "Subsidiary") for a period of one year after the date hereof. This option may be exercisable to the extent exercisable by its terms any time prior to the Expiration Date. Any exercise shall be accompanied by a written notice to the Company specifying the number of shares as to which the option is being exercised. Notation of any partial exercise shall be made by the Committee on Schedule I hereto.

                  (c) VESTING PERIOD. The option shall vest as per the following schedule:




                  In the event of a change in ownership of more than 80% of the Company's outstanding Common stock during the period the options are outstanding, the outstanding options will immediately vest at 100%.

                  (d) PAYMENT OF PURCHASE PRICE UPON EXERCISE. At the time of any exercise the purchase prices of the shares as to which this option shall be exercised shall be paid in cash, in stock of the Company or by delivery of a recourse promissory note containing such terms and in such amount as the Committee shall determine.

                  (e) EXERCISE UPON DEATH OR TERMINATION OF EMPLOYMENT.

                      (1) In the event of the death of the Holder (i) while an employee of the Company or of a Subsidiary or (ii) within fifteen months after termination of employment with the Company or a Subsidiary because of Permanent Disability (as defined in the Plan), his option may be exercised, to the extent that Holder was entitled to do so at the date of termination of employment, by his/her executors or administrators, at any time or from time to time, within one year after the date of Holder's death, but in no event later than the expiration date or one year after Holder's death, which ever is earlier.

                      (2) If Holder's employment with the Company or any Subsidiary is terminated by reason of Permanent Disability (as defined in the Plan), his/her option may be exercised within 1 year following such termination to the extent that Holder was entitled to do so at the date of Permanent Disability, but no later than the expiration date of the option.

                      (3) If Holder's employment with the Company or a Subsidiary shall terminate, Holder may exercise the option to the extent that he/she is entitled to do so at the date of the termination of employment at any time, or from time to time, within three months of the date of termination of employment, but in no event later than the expiration date of the option.

                  (f) NON-TRANSFERABILITY. This option shall not be transferable other than by will or by the laws of descent and distribution. During the lifetime of Holder, this option shall be exercisable only by him/her.

                  (g) ADJUSTMENTS. In the event of any change in the Common Stock of the Company by reason of any stock dividend, recapitalization, reorganization, merger, consolidation, split-up, combination, or exchange of shares or rights offering to purchase affecting the Common Stock, the Committee may, in its sole and absolute discretion, adjust the number and kind of shares for which thereafter an option may be granted and sold under the Plan, the number and kind of shares subject to option in outstanding option agreement and the purchase price per share as the Committee deems equitable.

                  (h) NO RIGHTS AS STOCKHOLDER. Holder shall have no rights as a stockholder with respect to any shares of Common Stock subject to this option before the date of issuance to him/her of a certificate or certificates for such shares.

                  (i) NO RIGHT TO CONTINUED EMPLOYMENT. This option shall not confer upon Holder any right with respect to continuance of employment by the Company or any Subsidiary, nor shall it interfere in any way with the rights of his/her employer to terminate his/her employment at any time.

                  (j) COMPLIANCE WITH LAW AND REGULATIONS. This option and the obligation of the Company to sell and deliver shares hereunder, shall be subject to all applicable federal and state laws, rules and regulations and to such approvals by any government or regulatory agency as may be required. The Company shall not be required to issue or deliver any certificates for shares of Common Stock prior to (i) the listing of such shares on any stock exchange on which the Common Stock may then be listed and (ii) the completion of any registration or qualification of such shares under any federal or state law, or any rule or regulation of any government body which the Company shall, in its sole discretion, determine to be necessary or advisable. The Company shall not be required to accept any note in payment of the purchase price to the extent the amount of terms of the note shall not be in compliance with all applicable federal and state laws, rules and regulations and such approval by any government or regulatory agency as may be required have not been obtained.

         (3) INVESTMENT REPRESENTATION. The Committee may require Holder to furnish to the Company, before the issuance of any shares upon the exercise of all or any part of this option, a representation (in such form as the Committee may specify) in which Holder represents that the shares acquired by him/her upon exercise are being acquired for investment and not with a view to the sale or distribution thereof.

         (4) HOLDER BOUND BY PLAN. Holder hereby acknowledges receipt of a copy of the Plan and agrees to be bound by all the terms and provisions thereof.

         (5) NOTICE. Any notice hereunder to the Company and any notice hereunder to Holder shall be addressed as follows, subject to the right of either party to designate at any time hereafter in writing some other address.

                  Company:                                    Holder:
                  --------                                    -------
                  Daleen Technologies, Inc.
                  902 Clint Moore Road, Suite 230
                  Boca Raton, Florida 33487

         (6) COUNTERPARTS. This Agreement has been executed in two counterparts each of which shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by its duly authorized officer and Holder has executed this Agreement, both as of the day and year first above written.


WITNESS:                                       DALEEN TECHNOLOGIES, INC.


________________________________               _________________________________



WITNESS:                                       HOLDER:


________________________________               _________________________________